FIFTH STREET FINANCE CORP.

777 WEST PUTNAM AVENUE, 3rd Floor
GREENWICH, CONNECTICUT 06830

January 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Dominic Minore

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2 (File No. 333-214129)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fifth Street Finance Corp., a Delaware corporation, respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-214129) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 pm, Eastern Time, on Wednesday, January 18, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

Very truly yours,

Fifth Street Finance Corp.

By:	/s/ Steven Noreika
	Name:	Steven Noreika
	Title:	Chief Financial Officer